Exhibit 99.1

Estre Ambiental Announces Certain Changes to its Management and Board of Directors

and its Intent to Voluntarily Delist from the Nasdaq Global Market and to Deregister with the U.S. Securities and Exchange Commission

SÃO PAULO, January 14, 2020 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”) announces the following:

Changes to Management and Board of Directors

The Company hereby announces the following changes to its board of directors (the “Board of Directors”) and management:

•	Mr. Sergio Pedreiro has resigned as Chief Executive Officer and Interim Chief Financial Officer as of January 3, 2020, but remains a Director on the Board of Directors;

•

Mr. Julio Cesar de Sal Volotao has been appointed as interim Chief Executive Officer as of January 13, 2020, which position is a member of the management of the Company but not a Director on the Board of Directors;

•

Mr. Rogerio Wellausen has been appointed as interim Chief Financial Officer as of January 13, 2020, which position is a member of the management of the Company but not a Director on the Board of Directors; and

•	Mr. Paulo Gozzi has been appointed as a Director on the Board of Directors as of January 13, 2020.

In addition, effective as of December 21, 2019, each of Fabio Pinheiro and Stephen Trevor resigned as Directors on the Board of Directors.

“I want to thank Sergio for his contributions to Estre over the years as its Chief Executive Officer, and look forward to continue to working with Sergio in his capacity as a Director on our Board of Directors” said Julio Cesar de Sal VolotaÞo, Interim Chief Executive Officer of Estre. “In addition, I thank Fabio and Stephen for their service as Directors of Estre”, Julio added.

The Board of Directors will evaluate in due course whether to make the interim appointments of the Chief Executive Officer and the Chief Financial Officer into permanent appointments.

Biographies

Julio Cesar de Sal VolotaÞo

Mr. Julio Cesar de Sal VolotaÞo is Estre’s general counsel and human resources director. Mr. VolotaÞo holds a law degree from the Universidade de SaÞo Paulo and a specialization degree in tax law from the Instituto de Estudos Tributalrios. Mr. VolotaÞo also holds an LLM in banking and finance from the University of London and an executive MBA degree from FIA Business School. Prior to his work at Estre, Mr. VolotaÞo headed the legal department at Grupo Ecorodovias and also worked at Clifford Chance LLP’s London office.

Rogerio Wellausen

Mr. Rogerio Wellausen is an executive with more than 25 years’ experience working in national and multinational public companies. Mr. Wellausen holds an Accounting degree from Universidade Ítalo-Brasileira and an MBA in Business Management from Fundação Getúlio Vargas in SaÞo Paulo. Prior to joining Estre, during his career Mr. Wellausen worked in management positions at Sandretto, Avaya, Aircom, Terex and Brunswick, including holding positions as Corporate Controller, Finance Manager and Finance Director. In addition, Mr. Wellausen was a Professor at the University of Guarulhos from 2012 to 2015, teaching advanced accounting and controllership.

Paulo Gozzi

Mr. Paulo Roberto Gozzi holds a law degree from Pontifícia Universidade Católica de São Paulo, an LL.M. from the University of São Paulo and an MBA in Financial Markets and Corporate Finance from Fundação Getúlio Vargas in São Paulo.

Mr. Gozzi is a partner and co-founder of Re-Think Resilience Governance, a position he has held since 2018. Mr. Gozzi previously worked as chief financial and legal officer for CSN Mineração between 2016 and 2017, at Nacional Minérios as chief financial officer between 2012 and 2015 and as general counsel between 2009 and 2015 and as general legal manager at Companhia Siderúrgica Nacional between 2003 and 2008. Earlier in his career, Mr. Gozzi worked at Mattos Filho, Veiga Filho and Quiroga Lawyers between 2000 and 2003 and at the predecessor to Lefosse Advogados between 1997 and 2000.

Intent to Voluntarily Delist from the Nasdaq Global Market and to Deregister with the U.S. Securities and Exchange Commission

In addition, the Company hereby announces its intent to voluntarily delist from the Nasdaq Global Market of The NASDAQ Stock Market LLC (the “Nasdaq”) and to deregister with the U.S. Securities and Exchange Commission (the “SEC”) and cease reporting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Background to the Decision to Voluntarily Delist and Deregister with the SEC

As previously disclosed, the Company continues to face severe liquidity constraints. The Company’s future depends heavily on its ability to sell various operational parts of the Company to create additional liquidity to overcome its present liquidity bottlenecks and also heavily depends on the successful renegotiations of its outstanding debts. The Company’s ability to continue as a going concern and avoid a judicially-supervised reorganization or liquidation process is, therefore, dependent on its ability to generate additional liquidity or otherwise address its liquidity issues in the near term. Therefore, in view of the Company’s severe liquidity constraints, it is necessary for the Company to tightly control its costs and allocation of resources.

The voluntary decision to delist the Company’s ordinary shares and warrants from Nasdaq and to cease to be an SEC reporting company was taken following the Company’s review and consideration of several factors, including assessing ýthe costs and benefits of being a Nasdaq-listed SEC reporting company, including the significant accounting, legal and other administrative costs associated with remaining an SEC reporting company. The costs of continuing to be a Nasdaq-listed SEC reporting company are prohibitive for the Company at this time in light of its current financial position.

In addition, the Company considered the uncertainties of the Company being able to regain and maintain compliance with the Nasdaq requirements for continued listing. On August 8, 2019, the Company issued a press release announcing that the Company had received written notifications from Nasdaq that the Company no longer meets the continued listing requirements of maintaining a minimum Market Value of Publicly Held Shares (“MVPHS”) for the Nasdaq Global Market and a minimum bid price of US$1.00 per share of the Company’s listed ordinary shares. The Company has a compliance period of 180 calendar days, or until February 3, 2020, to regain compliance with Nasdaq’s minimum MVPHS requirement and the minimum bid price requirement. There can be no assurance that the Company is able to comply with these requirements and if the Company fails to regain and maintain compliance with the Nasdaq requirements for continued listing, Nasdaq could take action to delist the Company involuntarily.

The Company believes that the significant cost reductions inherent in delisting and deregistration will benefit the Company and its shareholders and serve to enhance the chances of the Company being able to continue as a going concern and avoid a judicially-supervised reorganization or liquidation process. The Company further believes that ceasing to be an SEC reporting company will enable the Company’s management to focus its time and managerial resources on operating the Company and seeking to generate additional liquidity to improve its financial position, thereby enhancing shareholder value.

Process for Voluntarily Delisting and Deregistering with the SEC

The Company shall shortly submit written notice to Nasdaq of its intention to voluntarily delist its ordinary shares and warrants from Nasdaq.

The Company intends to file a Form 25 with the SEC on or about January 24, 2020 in order to formally initiate the voluntary delisting of its ordinary shares and warrants from Nasdaq and to terminate the registration of the ordinary shares and warrants under Section 12(b) of the Exchange Act. Delisting of the ordinary shares and warrants from Nasdaq is expected to become effective on or about the date that is ten days after the filing date of the Form 25 (the “Delisting Date”).

The Company also intends to file a Form 15 with the SEC on or about the Delisting Date to suspend its U.S. public reporting obligations under the Exchange Act because it has fewer than 300 record holders of each of the ordinary shares and the warrants. The filing of the Form 15 is subject to the Company satisfying the requirements to enable it to file such Form 15 at the time of filing. As of the date of the filing of the Form 15, the Company’s obligation to file certain reports under the Exchange Act, including Forms 20-F and 6-K, will be immediately suspended. The Company expects that the deregistration of its ordinary shares and warrants will become effective ninety days after the date the Form 15 is filed. The deregistration of the Company’s ordinary shares and warrants is subject to the SEC’s review.

The Company does not intend at this time to arrange for a listing, registration or quotation on another stock exchange or quotation service.

The Company reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, deregistration and termination of reporting obligations in any way.

About Estre

Estre is a waste management company in Brazil. The company is present in seven Brazilian states where approximately 50% of the population live. Estre operates the largest landfill portfolio in Brazil, comprised of 12 landfills for non-hazardous residues and three landfills also handling hazardous residues. Estre’s waste management infrastructure also includes three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.

Forward-Looking Statements

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. All forward-looking statements included herein are based upon information available to the Company as of the date hereof, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2365

Media Relations

press@estre.com.br

+55 11 3709-2421

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